Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2010	2010	2009	2009	2009	2010	2009

Interest, Dividend and Fee Income
Loans	$1,737	$1,763	$1,835	$1,920	$1,955	$3,500	$4,205
Securities	510	518	448	494	665	1,028	1,485
Deposits with banks	16	17	19	23	48	33	144

	2,263	2,298	2,302	2,437	2,668	4,561	5,834

Interest Expense
Deposits	527	559	672	789	1,097	1,086	2,580
Subordinated debt	28	29	32	24	30	57	79
Capital trust securities and preferred shares	19	20	20	20	19	39	40
Other liabilities	167	158	136	138	187	325	473

	741	766	860	971	1,333	1,507	3,172

Net Interest Income	1,522	1,532	1,442	1,466	1,335	3,054	2,662
Provision for credit losses (Note 2)	249	333	386	417	372	582	800

Net Interest Income After Provision for Credit Losses	1,273	1,199	1,056	1,049	963	2,472	1,862

Non-Interest Revenue
Securities, commissions and fees	261	263	250	240	235	524	483
Deposit and payment service charges	197	200	205	206	204	397	409
Trading revenues	213	126	163	273	63	339	287
Lending fees	138	142	149	140	148	280	267
Card fees	66	35	29	35	33	101	57
Investment management and custodial fees	86	88	87	85	84	174	172
Mutual fund revenues	134	133	128	119	106	267	220
Securitization revenues	151	172	201	202	262	323	526
Underwriting and advisory fees	97	122	116	101	103	219	180
Securities gains (losses), other than trading	54	47	14	(12)	(42)	101	(356)
Foreign exchange, other than trading	28	21	14	1	25	49	38
Insurance income	86	82	86	85	64	168	124
Other	16	62	105	37	35	78	28

	1,527	1,493	1,547	1,512	1,320	3,020	2,435

Net Interest Income and Non-Interest Revenue	2,800	2,692	2,603	2,561	2,283	5,492	4,297

Non-Interest Expense
Employee compensation (Note 8)	1,071	1,111	1,047	1,122	1,129	2,182	2,216
Premises and equipment	319	308	302	313	339	627	666
Amortization of intangible assets	55	50	50	48	54	105	105
Travel and business development	77	72	81	73	73	149	155
Communications	58	50	58	55	57	108	108
Business and capital taxes	12	11	(3)	19	13	23	28
Professional fees	79	77	97	91	82	156	174
Other	159	160	147	162	141	319	277

	1,830	1,839	1,779	1,883	1,888	3,669	3,729

Restructuring Reversal	–	–	–	(10)	–	–	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	970	853	824	688	395	1,823	568
Provision for (Recovery of) income taxes	207	177	158	112	18	384	(53)

	763	676	666	576	377	1,439	621
Non-controlling interest in subsidiaries	18	19	19	19	19	37	38

Net Income	$745	$657	$647	$557	$358	$1,402	$583

Preferred share dividends	$34	$35	$38	$33	$26	$69	$49
Net income available to common shareholders	$711	$622	$609	$524	$332	$1,333	$534
Average common shares (in thousands)	558,320	553,992	550,495	547,134	543,634	556,120	531,631
Average diluted common shares (in thousands)	561,868	557,311	554,151	549,968	544,327	559,552	532,418

Earnings Per Share (Canadian $) (Note 12)
Basic	$1.27	$1.12	$1.12	$0.97	$0.61	$2.40	$1.00
Diluted	1.26	1.12	1.11	0.97	0.61	2.38	1.00
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70	1.40	1.40

The accompanying notes are an integral part of these interim consolidated financial statements.
BMO Financial Group Second Quarter Report 2010 • 29

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30,	January 31,	October 31,	July 31,	April 30,
	2010	2010	2009	2009	2009

Assets
Cash and Cash Equivalents	$13,623	$12,341	$9,955	$10,758	$10,247

Interest Bearing Deposits with Banks	2,741	3,563	3,340	3,809	3,985

Securities
Trading	70,978	64,874	59,071	66,152	66,704
Available-for-sale	50,929	52,690	50,303	42,559	39,295
Other	1,491	1,506	1,439	1,436	1,501

	123,398	119,070	110,813	110,147	107,500

Securities Borrowed or Purchased Under Resale Agreements	25,053	34,498	36,006	45,250	38,521

Loans
Residential mortgages	46,671	46,535	45,524	48,760	48,052
Consumer instalment and other personal	47,774	46,813	45,824	44,466	44,316
Credit cards	3,318	3,324	2,574	2,383	2,100
Businesses and governments	66,894	67,690	68,169	70,705	77,271

	164,657	164,362	162,091	166,314	171,739
Customers’ liability under acceptances	6,981	7,169	7,640	9,042	9,736
Allowance for credit losses (Note 2)	(1,885)	(1,943)	(1,902)	(1,798)	(1,825)

	169,753	169,588	167,829	173,558	179,650

Other Assets
Derivative instruments	41,469	45,702	47,898	59,580	77,473
Premises and equipment	1,552	1,628	1,634	1,642	1,684
Goodwill	1,609	1,584	1,569	1,551	1,670
Intangible assets	749	712	660	647	671
Other	10,219	9,937	8,754	8,419	10,844

	55,598	59,563	60,515	71,839	92,342

Total Assets	$390,166	$398,623	$388,458	$415,361	$432,245

Liabilities and Shareholders’ Equity
Deposits
Banks	$24,399	$22,318	$22,973	$23,211	$27,874
Businesses and governments	115,251	119,568	113,738	122,269	118,205
Individuals	99,610	98,413	99,445	99,473	101,090

	239,260	240,299	236,156	244,953	247,169

Other Liabilities
Derivative instruments	39,523	42,867	44,765	58,570	75,070
Acceptances	6,981	7,169	7,640	9,042	9,736
Securities sold but not yet purchased	16,475	15,953	12,064	12,717	14,131
Securities lent or sold under repurchase agreements	46,323	50,226	46,312	48,816	46,170
Other	16,257	16,592	15,938	16,149	14,708

	125,559	132,807	126,719	145,294	159,815

Subordinated Debt (Note 9)	3,682	3,742	4,236	4,249	4,379

Capital Trust Securities (Note 10)	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 11)	9,161	8,939	8,769	8,626	8,099
Contributed surplus	88	89	79	78	77
Retained earnings	12,299	11,981	11,748	11,525	11,391
Accumulated other comprehensive income (loss)	(1,033)	(384)	(399)	(514)	165

	20,515	20,625	20,197	19,715	19,732

Total Liabilities and Shareholders’ Equity	$390,166	$398,623	$388,458	$415,361	$432,245

     The accompanying notes are an integral part of these interim consolidated financial statements.
30 • BMO Financial Group Second Quarter Report 2010

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2010	2009	2010	2009

Net income	$745	$358	$1,402	$583
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	(80)	181	(103)	247
Net change in unrealized gains (losses) on cash flow hedges	(356)	27	(271)	219
Net loss on translation of net foreign operations	(213)	(124)	(260)	(50)

Total Comprehensive Income	$96	$442	$768	$999

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2010	2009	2010	2009

Preferred Shares
Balance at beginning of period	$2,571	$1,896	$2,571	$1,746
Issued during the period (Note 11)	–	275	–	425

Balance at End of Period	2,571	2,171	2,571	2,171

Common Shares
Balance at beginning of period	6,368	5,818	6,198	4,773
Issued during the period (Note 11)	–	–	–	1,000
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	131	103	257	138
Issued under the Stock Option Plan	91	7	135	17

Balance at End of Period	6,590	5,928	6,590	5,928

Contributed Surplus
Balance at beginning of period	89	76	79	69
Stock option expense/(exercised)	(1)	1	9	6
Premium on treasury shares	–	–	–	2

Balance at End of Period	88	77	88	77

Retained Earnings
Balance at beginning of period	11,981	11,434	11,748	11,632
Net income	745	358	1,402	583
Dividends – Preferred shares	(34)	(26)	(69)	(49)
– Common shares	(393)	(382)	(782)	(760)
Share issue expense	–	(4)	–	(26)
Treasury shares	–	11	–	11

Balance at End of Period	12,299	11,391	12,299	11,391

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	457	(8)	480	(74)
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $17, $(138), $26 and $(118))	(27)	211	(48)	167
Reclassification to earnings of (gains) losses in the period (net of income tax (provision) recovery of $21, $19, $22 and $(33))	(53)	(30)	(55)	80

Balance at End of Period	377	173	377	173

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	99	450	14	258
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $135, $(14), $109 and $(92))	(309)	20	(232)	213
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax (provision) recovery of $24, $(3), $18 and $(2))	(47)	7	(39)	6

Balance at End of Period	(257)	477	(257)	477

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(940)	(361)	(893)	(435)
Unrealized loss on translation of net foreign operations	(644)	(363)	(785)	(135)
Impact of hedging unrealized loss on translation of net foreign operations (net of income tax provision of $(181), $(104), $(220) and $(38))	431	239	525	85

Balance at End of Period	(1,153)	(485)	(1,153)	(485)

Total Accumulated Other Comprehensive Income (Loss)	(1,033)	165	(1,033)	165

Total Shareholders’ Equity	$20,515	$19,732	$20,515	$19,732

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Second Quarter Report 2010 • 31

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2010	2009	2010	2009

Cash Flows from Operating Activities
Net income	$745	$358	$1,402	$583
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	10	17	28	258
Net (gain) loss on securities, other than trading	(64)	25	(129)	98
Net (increase) decrease in trading securities	(7,066)	(2,786)	(13,066)	2,094
Provision for credit losses	249	372	582	800
(Gain) on sale of securitized loans (Note 3)	(125)	(208)	(247)	(390)
Change in derivative instruments – (Increase) decrease in derivative asset	3,835	3,645	5,472	(12,423)
– Increase (decrease) in derivative liability	(2,124)	(1,241)	(3,533)	15,937
Amortization of premises and equipment	64	65	129	130
Amortization of intangible assets	55	54	105	105
Net (increase) decrease in future income taxes	73	42	94	(88)
Net (increase) decrease in current income taxes	(403)	211	(1,063)	190
Change in accrued interest – (Increase) decrease in interest receivable	(152)	90	(51)	298
– Increase (decrease) in interest payable	59	(47)	(209)	(184)
Changes in other items and accruals, net	(1,363)	(1,372)	(1,091)	(1,885)
(Gain) on sale of land and buildings	–	(5)	(4)	(5)

Net Cash Provided by (Used in) Operating Activities	(6,207)	(780)	(11,581)	5,518

Cash Flows from Financing Activities
Net increase (decrease) in deposits	1,741	(14,363)	7,313	(9,444)
Net increase (decrease) in securities sold but not yet purchased	805	(2,104)	4,731	(4,692)
Net increase (decrease) in securities lent or sold under repurchase agreements	(2,896)	11,537	1,331	14,919
Net (decrease) in liabilities of subsidiaries	–	(113)	–	(113)
Repayment of subordinated debt (Note 9)	–	–	(500)	(140)
Redemption of preferred share liability (Note 11)	–	–	–	(250)
Proceeds from issuance of preferred shares (Note 11)	–	275	–	425
Proceeds from issuance of common shares (Note 11)	94	7	138	1,017
Share issue expense	–	(4)	–	(26)
Cash dividends paid	(299)	(305)	(597)	(671)

Net Cash Provided by (Used in) Financing Activities	(555)	(5,070)	12,416	1,025

Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	944	5,793	683	8,316
Purchases of securities, other than trading	(7,363)	(12,467)	(15,408)	(24,327)
Maturities of securities, other than trading	2,280	2,123	4,602	6,153
Proceeds from sales of securities, other than trading	7,336	5,562	10,133	11,273
Net (increase) decrease in loans	(4,567)	5,416	(7,084)	(82)
Proceeds from securitization of loans (Note 3)	1,510	944	1,843	5,581
Net (increase) decrease in securities borrowed or purchased under resale agreements	8,590	(7,268)	9,744	(11,347)
Proceeds from sales of land and buildings	–	11	5	11
Premises and equipment – net purchases	(16)	(46)	(70)	(87)
Purchased and developed software – net purchases	(78)	(42)	(121)	(88)
Acquisitions (Note 7)	(24)	(310)	(922)	(316)

Net Cash Provided by (Used in) Investing Activities	8,612	(284)	3,405	(4,913)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(568)	(570)	(572)	(517)

Net Increase (Decrease) in Cash and Cash Equivalents	1,282	(6,704)	3,668	1,113
Cash and Cash Equivalents at Beginning of Period	12,341	16,951	9,955	9,134

Cash and Cash Equivalents at End of Period	$13,623	$10,247	$13,623	$10,247

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$12,334	$9,007	$12,334	$9,007
Cheques and other items in transit, net	1,289	1,240	1,289	1,240

	$13,623	$10,247	$13,623	$10,247

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$687	$1,382	$1,726	$3,352
Amount of income taxes paid (refunded) in the period	$258	$(146)	$1,068	$(6)

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.
32 • BMO Financial Group Second Quarter Report 2010

Notes to Consolidated Financial Statements
April 30, 2010 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2009 as set out on pages 114 to 164 of our 2009 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles
(“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2009 and include all normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods presented.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in
A continuity of our allowance for credit losses is as follows:
other liabilities in our Consolidated Balance Sheet. As at April 30, 2010 and April 30, 2009, there was no allowance for credit losses related to other credit instruments included in other liabilities.

(Canadian $ in millions)
			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans (1)		government loans (1)		under acceptances		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the three months ended	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Specific Allowance at beginning of period	$37	$16	$56	$1	$510	$390	$10	$–	$613	$407
Provision for credit losses	4	6	165	169	80	197	–	–	249	372
Recoveries	–	–	31	22	10	10	–	–	41	32
Write-offs	(2)	(1)	(198)	(149)	(90)	(141)	–	–	(290)	(291)
Foreign exchange and other	–	–	–	–	(19)	(9)	–	–	(19)	(9)

Specific Allowance at end of period	39	21	54	43	491	447	10	–	594	511

General Allowance at beginning of period	23	21	334	258	928	1,015	45	40	1,330	1,334
Provision for credit losses	(3)	–	(20)	(22)	23	14	–	8	–	–
Foreign exchange and other	–	–	–	–	(39)	(20)	–	–	(39)	(20)

General Allowance at end of period	20	21	314	236	912	1,009	45	48	1,291	1,314

Total Allowance	$59	$42	$368	$279	$1,403	$1,456	$55	$48	$1,885	$1,825

			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans (1)		government loans (1)		under acceptances		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the six months ended	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Specific Allowance at beginning of period	$33	$13	$51	$2	$507	$411	$5	$–	$596	$426
Provision for credit losses	10	9	329	298	238	493	5	–	582	800
Recoveries	–	–	63	50	23	18	–	–	86	68
Write-offs	(4)	(1)	(389)	(307)	(251)	(474)	–	–	(644)	(782)
Foreign exchange and other	–	–	–	–	(26)	(1)	–	–	(26)	(1)

Specific Allowance at end of period	39	21	54	43	491	447	10	–	594	511

General Allowance at beginning of period	18	8	266	242	968	1,030	54	41	1,306	1,321
Provision for credit losses	2	13	24	(6)	(17)	(14)	(9)	7	–	–
Foreign exchange and other	–	–	24	–	(39)	(7)	–	–	(15)	(7)

General Allowance at end of period	20	21	314	236	912	1,009	45	48	1,291	1,314

Total Allowance	$59	$42	$368	$279	$1,403	$1,456	$55	$48	$1,885	$1,825

(1)	Included in the credit cards, consumer instalment and other personal loans and the business and government loans categories at April 30, 2010 are $24 million and $8 million, respectively, related to the acquisition of the net cardholder receivables of the Diners Club North American franchise (see Note 7).
BMO Financial Group Second Quarter Report 2010 • 33

Note 3: Securitization
The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three and six months ended April 30, 2010 and 2009:

(Canadian $ in millions)

	Residential mortgages		Credit card loans		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the three months ended	2010	2009	2010	2009	2010	2009

Net cash proceeds (1)	$1,492	$932	$–	$–	$1,492	$932
Investment in securitization vehicles (2)	–	–	–	–	–	–
Deferred purchase price	66	58	–	–	66	58
Servicing liability	(11)	(4)	–	–	(11)	(4)

	1,547	986	–	–	1,547	986
Loans sold	1,520	950		–	1,520	950

Gain on sale of loans from new securitizations	$27	$36	$–	$–	$27	$36

Gain on sale of loans sold to revolving securitization vehicles	$12	$51	$86	$121	$98	$172

	Residential mortgages		Credit card loans		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the six months ended	2010	2009	2010	2009	2010	2009

Net cash proceeds (1)	$1,823	$5,549	$–	$–	$1,823	$5,549
Investment in securitization vehicles (2)	–	–	–	–	–	–
Deferred purchase price	84	147	–	–	84	147
Servicing liability	(14)	(24)	–	–	(14)	(24)

	1,893	5,672	–	–	1,893	5,672
Loans sold	1,857	5,610	–	–	1,857	5,610

Gain on sale of loans from new securitizations	$36	$62	$–	$–	$36	$62

Gain on sale of loans sold to revolving securitization vehicles	$30	$91	$181	$237	$211	$328

(1)	Net cash proceeds represent cash proceeds less issuance costs.
(2)	Includes credit card securities retained on-balance sheet by the Bank.

The key weighted-average assumptions used to value the deferred purchase price for securitizations were as follows:

	Residential mortgages		Credit card loans (1)
	April 30,	April 30,	April 30,	April 30,
For the three months ended	2010	2009	2010	2009

Weighted-average life (years)	4.65	4.35	1.00	1.00
Prepayment rate (%)	16.00	12.12	34.05	34.63
Interest rate (%)	4.12	5.19	21.17	21.66
Expected credit losses (2)	–	–	4.58	3.67
Discount rate (%)	2.73	5.74	9.09	10.55

	Residential mortgages		Credit card loans (1)
	April 30,	April 30,	April 30,	April 30,
For the six months ended	2010	2009	2010	2009

Weighted-average life (years)	4.71	3.40	1.00	1.00
Prepayment rate (%)	16.00	22.66	35.33	36.65
Interest rate (%)	4.14	4.41	21.33	21.54
Expected credit losses (2)	–	–	4.58	2.76
Discount rate (%)	2.77	3.76	9.16	10.29

(1)	There were no credit card securitization transactions in the three and six months ended April 30, 2010 and 2009.

(2)	As the residential mortgages are fully insured, there are no expected credit losses.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

34 • BMO Financial Group Second Quarter Report 2010

Note 4: Variable Interest Entities
Total assets in our Variable Interest Entities (“VIEs”) and our maximum exposure to losses are summarized in the following table.
For additional information on our VIEs, refer to Note 9 on pages 127 to 129 of our 2009 Annual Report.

(Canadian $ in millions)	April 30, 2010								October 31, 2009
								Total								Total
	Exposure to loss							assets	Exposure to loss							assets
			Drawn								Drawn
			facilities								facilities
	Undrawn		and loans		Securities	Derivative			Undrawn		and loans		Securities	Derivative
	facilities	(1)	provided	(2)	held	assets	Total		facilities	(1)	provided	(2)	held	assets	Total

Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	$4,486		$–		$241	$24	$4,751	$4,570	$5,819		$–		$328	$44	$6,191	$5,674
U.S. customer securitization vehicle	4,417		340		–	2	4,759	4,312	6,214		158		–	2	6,374	4,943
Bank securitization vehicles (3)	5,100		–		624	20	5,744	9,469	5,100		–		625	94	5,819	9,719
Credit protection vehicle – Apex (4)(5)	1,030		–		1,116	645	2,791	2,204	918		112		833	1,236	3,099	2,322
Structured investment vehicles (6)	244		5,960		–	13	6,217	5,981	247		7,230		–	12	7,489	6,968
Structured finance vehicles	n/a		n/a		2,489	–	2,489	3,387	n/a		n/a		1,762	–	1,762	2,451
Capital and funding trusts	43		12		2	–	57	1,278	43		12		2	–	57	1,270

Total	$15,320		$6,312		$4,472	$704	$26,808	$31,201	$18,341		$7,512		$3,550	$1,388	$30,791	$33,347

Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	$548		$–		$534	$–	$1,082	$534	$733		$–		$719	$–	$1,452	$719
Structured finance vehicles	n/a		n/a		52	–	52	52	n/a		n/a		54	–	54	54
Capital and funding trusts	9,103		1,897		880	25	11,905	5,032	9,013		1,987		880	45	11,925	5,190

Total	$9,651		$1,897		$1,466	$25	$13,039	$5,618	$9,746		$1,987		$1,653	$45	$13,431	$5,963

(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities to our Canadian customer securitization vehicles related to credit support as at April 30, 2010 and October 31, 2009. Backstop liquidity facilities to our U.S. customer securitization vehicle include credit support and are discussed below.

(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans – Businesses and governments.

(3)	Securities held in our bank securitization vehicles are comprised of $69 million of commercial paper classified as trading securities ($55 million in 2009), and $283 million of deferred purchase price ($293 million in 2009) and $272 million of asset-backed securities ($277 million in 2009) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.
(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties which are also classified as trading instruments.

(5)	Securities held are classified as trading securities and have a face value of $1,415 million. Our exposure to these securities has been hedged through derivatives.

(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at April 30, 2010 and October 31, 2009.

(7)	Total assets held as at April 30, 2010 are comprised of a loan of $398 million ($560 million as at October 31, 2009) and $136 million of other assets ($159 million in 2009).

n/a – not applicable

U.S. Customer Securitization Vehicle
Our exposure to our U.S. customer securitization vehicle is summarized in the preceding table. Included in our exposure are backstop liquidity facilities that we provide. We use our credit adjudication process in deciding whether to extend the backstop liquidity facility just as we do when extending credit in the form of a loan. US$304 million was advanced during the six months ended April 30, 2010 in accordance with the terms of these liquidity facilities. This amount is included in the preceding table.

BMO Financial Group Second Quarter Report 2010 • 35

Note 5: Financial Instruments
Change in Accounting Policy
On August 1, 2008, we elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)
For the three months ended	April 30, 2010	January 31, 2010	October 31, 2009	July 31, 2009	April 30, 2009

Fair value of securities at beginning of period	$1,038	$1,378	$1,493	$1,732	$1,737
Net (sales/maturities) purchases	(227)	(343)	(162)	(175)	(54)
Fair value change recorded in Other Comprehensive Income	24	38	46	62	93
Other than temporary impairment recorded in income	(8)	(9)	(18)	(23)	(8)
Impact of foreign exchange	(36)	(26)	19	(103)	(36)

Fair value of securities at end of period	$791	$1,038	$1,378	$1,493	$1,732

For the six months ended	April 30, 2010	April 30, 2009

Fair value of securities at beginning of period	$1,378	$1,955
Net (sales/maturities) purchases	(570)	(276)
Fair value change recorded in Other Comprehensive Income	62	124
Other than temporary impairment recorded in income	(17)	(58)
Impact of foreign exchange	(62)	(13)

Fair value of securities at end of period	$791	$1,732

Book Value and Fair Value of Financial Instruments
Set out in the following table are the amounts that would be reported if all of our financial instruments assets and liabilities were reported at their fair values. Refer to the notes in our consolidated financial statements on pages 116 and 157 to 158 in our 2009 Annual Report for further discussion on the determination of fair value.

			April 30,			October 31,
(Canadian $ in millions)			2010			2009
			Fair value			Fair value
	Book	Fair	over (under)	Book	Fair	over (under)
	value	value	book value	value	value	book value

Assets
Cash and cash equivalents	$13,623	$13,623	$–	$9,955	$9,955	$–
Interest bearing deposits with banks	2,741	2,741	–	3,340	3,340	–
Securities	123,398	123,398	–	110,813	110,813	–
Securities borrowed or purchased under resale agreements	25,053	25,053	–	36,006	36,006	–
Loans
Residential mortgages	46,671	46,996	325	45,524	46,067	543
Consumer instalment and other personal	47,774	47,780	6	45,824	45,913	89
Credit cards	3,318	3,318	–	2,574	2,574	–
Business and governments	66,894	66,657	(237)	68,169	67,895	(274)

	164,657	164,751	94	162,091	162,449	358
Customers’ liability under acceptances	6,981	6,995	14	7,640	7,642	2
Allowance for credit losses	(1,885)	(1,885)	–	(1,902)	(1,902)	–

Total loans and customers’ liability under acceptances, net of allowance for credit losses	169,753	169,861	108	167,829	168,189	360
Derivative instruments	41,469	41,469	–	47,898	47,898	–
Premises and equipment	1,552	1,552	–	1,634	1,634	–
Goodwill	1,609	1,609	–	1,569	1,569	–
Intangible assets	749	749	–	660	660	–
Other assets	10,219	10,219	–	8,754	8,754	–

	$390,166	$390,247	$108	$388,458	$388,818	$360

Liabilities
Deposits	$239,260	$239,886	$626	$236,156	$237,046	$890
Derivative instruments	39,523	39,523	–	44,765	44,765	–
Acceptances	6,981	6,981	–	7,640	7,640	–
Securities sold but not yet purchased	16,475	16,475	–	12,064	12,064	–
Securities lent or sold under repurchase agreements	46,323	46,323	–	46,312	46,312	–
Other liabilities	16,257	16,368	111	15,938	16,047	109
Subordinated debt	3,682	3,960	278	4,236	4,591	355
Capital trust securities	1,150	1,192	42	1,150	1,218	68
Shareholders’ equity	20,515	20,515	–	20,197	20,197	–

	$390,166	$391,223	$1,057	$388,458	$389,880	$1,422

Total fair value adjustment			$(949)			$(1,062)

36 • BMO Financial Group Second Quarter Report 2010

Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. Our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

	April 30, 2010			October 31, 2009
			Valued using			Valued using
		Valued using	models		Valued using	models
	Valued using quoted	models (with	(without observable	Valued using quoted	models (with	(without
(Canadian $ in millions)	market prices	observable inputs)	inputs)	market prices	observable inputs)	observable inputs)

Trading Securities
Issued or guaranteed by:
Canadian federal government	$20,011	$–	$–	$16,607	$–	$–
Canadian provincial and municipal governments	3,826	–	–	2,882	–	–
U.S. federal government	4,041	–	–	3,021	–	–
U.S. states, municipalities and agencies	1,134	180	41	54	653	49
Other governments	1,741	–	–	1,712	–	–
Mortgage-backed securities and collateralized mortgage obligations	4	1,388	199	584	238	204
Corporate debt	9,030	2,621	76	8,556	2,293	233
Corporate equity	26,686	–	–	21,985	–	–

	$66,473	$4,189	$316	$55,401	$3,184	$486

Available-for-sale Securities
Issued or guaranteed by:
Canadian federal government	$13,392	$–	$–	$17,359	$–	$–
Canadian provincial and municipal governments	1,457	–	–	1,688	–	–
U.S. federal government	3,740	–	–	1,111	–	–
U.S. states, municipalities and agencies	2,094	2,189	66	4,584	1,418	86
Other governments	13,111	9	–	8,220	9	–
Mortgage-backed securities and collateralized mortgage obligations	710	8,680	23	826	9,530	39
Corporate debt	2,045	825	1,724	1,499	1,078	1,960
Corporate equity	336	176	352	303	236	357

	$36,885	$11,879	$2,165	$35,590	$12,271	$2,442

Fair Value Liabilities
Securities sold but not yet purchased	$16,475	$–	$–	$12,064	$–	$–
Structured note liabilities	–	3,495	–	–	3,073	–

	$16,475	$3,495	$–	$12,064	$3,073	$–

Derivative Assets
Interest rate contracts	$29	$23,967	$233	$42	$30,062	$1
Foreign exchange contracts	76	11,114	–	61	9,323	–
Commodity contracts	980	2,284	–	1,160	2,330	–
Equity contracts	562	762	6	618	1,353	11
Credit default swaps	–	1,316	140	–	2,370	567

	$1,647	$39,443	$379	$1,881	$45,438	$579

Derivative Liabilities
Interest rate contracts	$33	$23,109	$36	$61	$28,781	$73
Foreign exchange contracts	30	9,992	–	8	9,161	–
Commodity contracts	756	2,519	–	966	2,201	–
Equity contracts	43	1,753	145	(222)	1,480	97
Credit default swaps	–	1,104	3	–	2,156	3

	$862	$38,477	$184	$813	$43,779	$173

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Sensitivity analysis for the most significant items valued using internal models without observable inputs is provided below.
     As at April 30, 2010, within trading securities–mortgage–backed securities and collateralized mortgage obligations were $199 million of commercial mortgage-backed securities designated as trading under the fair value option. We have determined the valuation of these securities based on expected discounted cash flows. The determination of the market yields used in the discounted cash flow model has the most significant impact on the valuation of the securities. The impact of assuming a 50 basis points increase or decrease in the market yield would result in a change in fair value of $(4) million and $4 million, respectively.
     Within available-for-sale– corporate debt securities is deferred purchase price of $680 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price based on expected future cash flows that are driven by prepayment rate and interest rate assumptions. The determination of the interest rate (excess spread) used in the discounted cash flow model has the most significant impact on the valuation of the deferred purchase price. The impact of assuming a 10 percent increase or decrease in the interest rate would result in a change in fair value of $99 million and $(99) million, respectively.
     Within derivative assets and derivative liabilities as at April 30, 2010 was $373 million and $39 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively.

BMO Financial Group Second Quarter Report 2010 • 37

Financial Instruments Designated as Held for Trading
A portion of our structured note liabilities have been designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $30 million for the quarter ended April 30, 2010 ($4 million for the six months ended April 30, 2010), including an increase of $17 million for the quarter ended April 30, 2010 ($11 million for the six months ended April 30, 2010) attributable to changes in our credit spread (an increase in non-interest revenue, trading revenues of $53 million and a charge of $158 million, respectively for the twelve months ended October 31, 2009). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.
     The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to April 30, 2010 was an unrealized loss of $32 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.
     The fair value and amount due at contractual maturity of structured notes accounted for as held for trading as at April 30, 2010 were $3,495 million and $3,725 million, respectively ($3,073 million and $3,377 million, respectively, as at October 31, 2009).
      Since the actuarial calculation of insurance liabillities is based on the fair value of investments supporting them, electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at April 30, 2010 was $3,818 million ($3,167 million as at October 31, 2009). The impact of recording these as trading securities was an increase in non-interest revenue, insurance income of $36 million for the quarter ended April 30, 2010 ($128 million for the six months ended April 30, 2010 and $ 415 million for the twelve months ended October 31, 2009).
Significant Transfers
Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2, and Level 3 balances for the six months ended April 30, 2010.
     During the quarter ended January 31, 2009, a portion of the asset-backed commercial paper issued by the conduits known as Montreal Accord were transferred from Level 3 to Level 2 as we are now valuing based on broker quotes rather than internal models as there was improved liquidity in the notes due to increased broker/dealer trading of the security.
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all Level 3 financial instruments during the three and six months ended April 30, 2010, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

For the three months ended April 30, 2010
		Change in fair value
			Included in					Fair Value
	Balance,	Included	other				Transfers	as at	Unrealized
	January 31,	in	comprehensive				into	April 30,	Gains
(Canadian $ in millions)	2010	earnings	income	Purchases	Sales	Maturities (2)	Level 3	2010	(losses) (1)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	$46	$(5)	$–	$–	$–	$–	$–	$41	$3
Mortgage-backed securities and collateralized mortgage obligations	208	(2)	–	–	(2)	(5)	–	199	(5)
Corporate debt	71	(19)	–	10	–	–	14	76	(4)

Total Trading securities	$325	$(26)	$–	$10	$(2)	$(5)	$14	316	(6)

Available-for-sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	$84	$2	$(13)	$–	$(7)	$–	$–	$66	$–
Mortgage-backed securities and collateralized mortgage obligations	26	–	(1)	–	–	(2)	–	23	–
Corporate debt	1,782	–	7	101	(48)	(118)	–	1,724	(75)
Corporate equity	365	(1)	(18)	7	(1)	–	–	352	—

Total Available-for-sale securities	$2,257	$1	$(25)	$108	$(56)	$(120)	$–	$2,165	$(75)

Derivative Assets
Interest rate contracts	$237	$23	$–	$–	$–	$(27)	$–	$233	$233
Equity contracts	11	(1)	–	–	–	(4)	–	6	6
Credit default swaps	241	(32)	–	–	–	(69)	–	140	140

Total Derivative assets	$489	$(10)	$–	$–	$–	$(100)	$–	$379	$379

Derivative Liabilities
Interest rate contracts	$58	$–	$–	$–	$–	$(22)	$–	$36	$(36)
Equity contracts	118	28	–	–	–	(1)	–	145	(145)
Credit default swaps	–	–	–	–	–	3	–	3	(3)

Total Derivative liabilities	$176	$28	$–	$–	$–	$(20)	$	$184	$(184)

(1)	Represents the unrealized gains or losses included in income arising in the three month period related to assets and liabillities still held at April 30, 2010.

(2)	Includes cash settlement of derivative assets and derivative liabillities.

38 • BMO Financial Group Second Quarter Report 2010

For the six months ended April 30, 2010
		Change in fair value
			Included in						Fair Value
	Balance		other				Transfers	Transfers	as at	Unrealized
	October 31,	Included	comprehensive				into	out of	April 30,	Gains
(Canadian $ in millions)	2009	in earnings	income	Purchases	Sales	Maturities (2)	Level 3	Level 3	2010	(losses) (1)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	$49	$(7)	$–	$–	$(1)	$–	$–	$–	$41	$3
Mortgage-backed securities and collateralized mortgage obligations	204	23	–	1	(1)	(28)	–	–	199	7
Corporate debt	233	(21)	–	10	–	(1)	15	(160)	76	(5)

Total Trading securities	$486	$(5)	$–	$11	$(2)	$(29)	$15	$(160)	$316	$5

Available-for-sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	$86	$3	$(13)	$–	$(10)	$–	$–	$–	$66	$–
Mortgage-backed securities and collateralized mortgage obligations	39	–	–	–	–	(16)	–	–	23	–
Corporate debt	1,960	–	37	119	(148)	(244)	–	–	1,724	(159)
Corporate equity	357	(3)	(21)	15	(1)	(1)	6	–	352	–

Total Available-for-sale securities	$2,442	$–	$3	$134	$(159)	$(261)	$6	$–	$2,165	$(159)

Derivative Assets
Interest rate contracts	$1	$(7)	$–	$–	$–	$239	$–	$–	$233	$233
Equity contracts	11	(36)	–	–	–	31	–	–	6	6
Credit default swaps	567	(70)	–	–	–	(357)	–	–	140	140

Total Derivative assets	$579	$(113)	$–	$–	$–	$(87)	$–	$–	$379	$379

Derivative Liabilities
Interest rate contracts	$73	$–	$–	$–	$–	$(37)	$–	$–	$36	$(36)
Equity contracts	97	17	–	–	–	31	–	–	145	(145)
Credit default swaps	3	–	–	–	–	–	–	–	3	(3)

Total Derivative liabilities	$173	$17	$–	$–	$–	$(6)	$–	$–	$184	$(184)

(1)	Represents the unrealised gains or losses included in income arising in the six month period related to assets and liabillities still held at April 30, 2010.
Other Items Measured at Fair Value
Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.

(2)	Includes cash settlement of derivative assets and derivative liabillities.
As at April 30, 2010, the bank held $121 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the six months ended April 30, 2010, we recorded write-downs of $39 million on these assets.

Note 6: Guarantees
In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $10,590 million as at April 30, 2010 ($11,384 million as at October 31, 2009). None of the standby letters of credit or guarantees had an investment rating as at April 30, 2010 or October 31, 2009. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

39 • BMO Financial Group Second Quarter Report 2010

     No amount was included in our Consolidated Balance Sheet as at April 30, 2010 and October 31, 2009 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
     The maximum amount payable under these backstop and other liquidity facilities totalled $16,124 million as at April 30, 2010 ($19,108 million as at October 31, 2009), of which $12,667 million relates to facilities that are investment grade, $965 million are non-investment grade and $2,492 million are not rated ($17,541 million, $649 million and $918 million, respectively, as at October 31, 2009). As at April 30, 2010, $394 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($185 million as at October 31, 2009), of which $340 million (US$335 million) ($158 million or US$146 million as at October 31, 2009) related to the U.S. customer securitization vehicle discussed in Note 4.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 4.
Senior Funding Facilities
We provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at April 30, 2010, $5,972 million was drawn ($7,342 million as at October 31, 2009), in accordance with the terms of the funding facilities related to the SIVs and credit protection vehicle discussed in Note 4.
     In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at April 30, 2010 and October 31, 2009.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.
     Written credit default swaps require us to compensate a counter-party following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $45,057 million as at April 30, 2010 ($51,072 million as at October 31, 2009), of which $40,979 million relates to swaps that are investment grade, $3,660 million are non-investment grade swaps and $418 million are not rated ($45,843 million, $5,034 million and $195 million, respectively, as at October 31, 2009). The terms of these contracts range from one day to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $1,107 million as at April 30, 2010 ($2,159 million as at October 31, 2009).
     Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $686 million as at April 30, 2010 ($667 million as at October 31, 2009), none of which are rated ($667 million were not rated as at October 31, 2009).
     Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from two months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $107 million as at April 30, 2010 ($118 million as at October 31, 2009) and none of the instruments have an investment rating ($118 million were not rated as at October 31, 2009).

Note 7: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
AMCORE Bank N.A. (“AMCORE”)
On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the Federal Deposit Insurance Corporation for total consideration of $253 million, subject to a post-closing adjustment based on net assets. The acquisition accelerates our growth strategy and reinforces our already strong position in the U.S. Midwest by expanding our presence in Illinois and Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a

BMO Financial Group Second Quarter Report 2010 • 40

period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.
Diners Club
On December 31, 2009, we completed the acquisition of the net cardholder receivables of the Diners Club North American franchise from Citigroup for total cash consideration of $882 million, subject to a post-closing adjustment based on net assets. Based on a post-closing adjustment of $44 million, the final purchase price has been reduced to $838 million during the quarter ended April 30, 2010. The acquisition of the net cardholder receivables of Diners Club gives us the right to issue Diners Club cards to corporate and professional clients in the United States and Canada and will accelerate our initiative to expand in the travel and entertainment card sector for commercial customers across North America. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years and a computer software intangible asset that is being amortized on a straight-line basis over five years. Goodwill related to this acquisition is deductible for tax purposes. Diners Club is part of our Personal and Commercial Banking Canada reporting segment.
Paloma Securities L.L.C. (“Paloma”)
On December 23, 2009, we completed the acquisition of selected assets used in the securities lending business of Paloma for cash consideration of $7 million and hired their global securities lending team. The acquisition provides us with the opportunity to expand our securities lending operation. Goodwill related to this acquisition is deductible for tax purposes. This acquisition is part of our BMO Capital Markets reporting segment.
Integra GRS (“Integra”)
On November 23, 2009, we completed the acquisition of the record keeping business of Integra, a wholly owned subsidiary of Integra Capital Management Corporation for cash consideration of $13 million, plus contingent consideration of up to $4 million based on revenue to be generated in the future. The acquisition of Integra extends our existing wealth management offering. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over five years and a computer software intangible asset that is being amortized on a straight-line basis over three years. Goodwill related to this acquisition is deductible for tax purposes. Integra is part of our Private Client Group reporting segment.
AIG Life Insurance Company of Canada
(“BMO Life Assurance”)
On April 1, 2009, we completed the acquisition of all outstanding voting shares of AIG Life Insurance Company of Canada for cash consideration of $330 million, subject to a post-closing adjustment based on net assets. The post-closing adjustment has now been finalized and the purchase price has been reduced to $278 million.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
	AMCORE	Diners Club	Paloma	Integra

Cash resources (1)	$420	$–	$–	$–
Securities	10	–	–	–
Loans	1,509	873	–	–
Premises and equipment	–	–	–	–
Goodwill	92	5	7	5
Intangible assets	25	63	–	8
Other assets	546	9	–	–

Total assets	2,602	950	7	13

Deposits	2,186	–	–	–
Other liabilities	163	112	–	–

Total liabilities	2,349	112	–	–

Purchase price	$253	$838	$7	$13

The allocation of the purchase price for AMCORE, Diners Club, Paloma and Integra is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
(1)  Cash resources, acquired through the AMCORE acquisition include cash and cash equivalents and interest bearing deposits.
41 • BMO Financial Group Second Quarter Report 2010

Note 8: Employee Compensation
Stock Options
During the six months ended April 30, 2010, we granted a total of 1,737,204 stock options. The weighted-average fair value of options granted during the six months ended April 30, 2010 was $9.97 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the six months ended April 30, 2010

Expected dividend yield	6.6%
Expected share price volatility	27.5%
Risk-free rate of return	2.9%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
	April 30,	April 30,	April 30,	April 30,
For the three months ended	2010	2009	2010	2009

Benefits earned by employees	$31	$38	$5	$2
Interest cost on accrued benefit liability	64	65	14	14
Actuarial loss recognized in expense	19	19	1	–
Amortization of plan amendment costs	4	3	(1)	(2)
Expected return on plan assets	(74)	(62)	(1)	(1)

Benefits expense	44	63	18	13
Canada and Quebec pension plan expense	18	19	–	–
Defined contribution expense	3	2	–	–

Total pension and other employee future benefit expenses	$65	$84	$18	$13

	Pension benefit plans		Other employee future benefit plans
	April 30,	April 30,	April 30,	April 30,
For the six months ended	2010	2009	2010	2009

Benefits earned by employees	$64	$68	$10	$6
Interest cost on accrued benefit liability	128	131	28	26
Actuarial loss recognized in expense	37	38	2	–
Amortization of plan amendment costs	8	6	(3)	(4)
Expected return on plan assets	(145)	(123)	(2)	(3)

Benefits expense	92	120	35	25
Canada and Quebec pension plan expense	32	33	–	–
Defined contribution expense	5	4	–	–

Total pension and other employee future benefit expenses	$129	$157	$35	$25

Note 9: Subordinated Debt
During the quarter ended January 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, First Tranche, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
During the quarter ended January 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.

Note 10: Capital Trust Securities
Future Redemption
On May 3, 2010, we announced our intention to redeem at par all of our Trust Capital Securities – Series A (“BMO BOaTS”) on June 30, 2010.
Note 11: Share Capital

During the quarter ended April 30, 2010, we did not issue or redeem any preferred shares.
     During the quarter ended April 30, 2009, we issued 11,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 21, at a price of $25.00 per share, representing an aggregate issue price of $275 million.
     During the quarter ended January 31, 2009, we issued 33,340,000 common shares at a price of $30.00 per share, representing an aggregate issue price of $1.0 billion.
     During the quarter ended January 31, 2009, we issued 6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 18,

BMO Financial Group Second Quarter Report 2010 • 42

at a price of $25.00 per share, representing an aggregate issue price of $150 million.
     During the quarter ended January 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $253 million.
     On November 19, 2009, we renewed our normal course issuer bid allowing us to repurchase up to 15,000,000 of our common shares during the period from December 2, 2009 to December 1, 2010.
     We did not repurchase any common shares under our normal course issuer bid.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	April 30, 2010
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–
Class B – Series 18	6,000,000	150	–
Class B – Series 21	11,000,000	275	–
Class B – Series 23	16,000,000	400	–

		2,571
Common Shares	560,112,798	6,590

Share Capital		$9,161

Stock options issued under stock option plan		n/a	16,711,880 common shares

(a)	For additional information refer to Notes 21 and 23 to our consolidated financial statements for the year ended October 31, 2009 on pages 144 to 148 of our 2009 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.

n/a – not applicable

Note 12: Earnings Per Share
The following tables present the Bank’s basic and diluted earnings per share:
Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2010	2009	2010	2009

Net income	$745	$358	$1,402	$583
Dividends on preferred shares	(34)	(26)	(69)	(49)

Net income available to common shareholders	$711	$332	$1,333	$534

Average number of common shares outstanding (in thousands)	558,320	543,634	556,120	531,631

Basic earnings per share (Canadian $)	$1.27	$0.61	$2.40	$1.00

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2010	2009	2010	2009

Net income available to common shareholders adjusted for dilution effect	$711	$332	$1,333	$534

Average number of common shares outstanding (in thousands)	558,320	543,634	556,120	531,631

Convertible shares	252	264	252	264
Stock options potentially exercisable (1)	11,671	1,978	11,053	3,245
Common shares potentially repurchased	(8,375)	(1,549)	(7,873)	(2,722)

Average diluted number of common shares outstanding (in thousands)	561,868	544,327	559,552	532,418

Diluted earnings per share (Canadian $)	$1.26	$0.61	$2.38	$1.00

(1)	In computing diluted earnings per share, we excluded average stock options outstanding of 2,421,479 and 3,134,100 with weighted-average exercise prices of $61.34 and $59.98, respectively, for the three and six months ended April 30, 2010. (3,472,466 and 6,296,578 with weighted-average prices of $41.21 and $41.82, respectively, for three and six months ended April 30, 2009) as the average share price for the period did not exceed the exercise price.
43 • BMO Financial Group Second Quarter Report 2010

Note 13: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.
We have met our capital targets as at April 30, 2010. Our capital position as at April 30, 2010 is detailed in the Capital Management section on page 15 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 14: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     Key measures as at April 30, 2010 are outlined in the Risk Management section on pages 10 to 12 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 15: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2010	2009	2010	2009

Net Income – Canadian GAAP	$745	$358	$1,402	$583
United States GAAP adjustments	(64)	34	(70)	112

Net Income – United States GAAP	$681	$392	$1,332	$695

Earnings Per Share
Basic – Canadian GAAP	$1.27	$0.61	$2.40	$1.00
Basic – United States GAAP	1.16	0.67	2.27	1.21
Diluted – Canadian GAAP	1.26	0.61	2.38	1.00
Diluted – United States GAAP	1.16	0.67	2.27	1.21

Convertible Debt Instruments
During the quarter ended January 31, 2010, we adopted new United States guidance issued by the Financial Accounting Standards Board (“FASB”) on the accounting for convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement. This guidance requires that we account for the liability and equity components separately. This new guidance did not have any impact on our United States GAAP reconciliation because we do not have any convertible debt instruments, as all of our convertible preferred shares and capital trust securities are classified as equity instruments under United States GAAP.
Non-controlling Interests in Consolidated Financial Statements
During the quarter ended January 31, 2010, we adopted the new FASB accounting standard on non-controlling interests in subsidiaries. Under this new standard, all non-controlling interests held by parties other than the parent entity are be reported as equity for United States GAAP reporting purposes.
Under Canadian GAAP, all non-controlling interests are reported as other liabilities.
Business Combinations
During the quarter ended January 31, 2010, we adopted the new FASB accounting standard on business combinations. Under this new standard, we recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their fair values as of the acquisition date and expense acquisition-related costs. Under Canadian GAAP, the assets acquired and liabilities assumed are adjusted only for the acquirer’s share of the fair value. Non-controlling interests are recorded at their share of the carrying values recorded in the accounting records of the acquiree. Acquisition-related costs are recorded as part of the purchase price. The new standard did not result in any significant United States GAAP reporting differences for the acquisitions that have occurred since adoption.

BMO Financial Group Second Quarter Report 2010 • 44

Note 16: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines. Effective in the third quarter of 2009, the results of our term deposits business are included in P&C Canada rather than Private Client Group, where the business is now better aligned with P&C Canada’s retail product strategy. Prior periods have been restated to reflect this reclassification.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines. In the current quarter, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO Capital Markets. Prior periods have been restated to reflect this reclassification.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service, online brokerage and insurance in Canada and private banking and investment products in Canada and the United States. Effective in the third quarter of 2009, all of our insurance operations are included within PCG, bringing our insurance capabilities and skill sets together as part of our wealth management offering. Prior periods have been restated to reflect this reclassification.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading. In the current quarter, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
     Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions

45 • BMO Financial Group Second Quarter Report 2010

and provisions required under GAAP are included in Corporate Services.
Securitization Accounting
During the quarter ended January 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate and net interest income earned on all securitized mortgage assets are included in P&C Canada net interest income. Previously net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Periods prior to January 31, 2010 have been restated to conform to this new presentation.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Second Quarter Report 2010 • 46

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total
For the three months ended April 30, 2010 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$989	$259	$87	$324	$(137)	$1,522
Non-interest revenue	418	77	471	540	21	1,527

Total Revenue	1,407	336	558	864	(116)	3,049
Provision for credit losses	121	31	2	67	28	249
Amortization	33	15	10	10	51	119
Non-interest expense	686	220	388	459	(42)	1,711

Income before taxes and non-controlling interest in subsidiaries	567	70	158	328	(153)	970
Income taxes	171	24	40	69	(97)	207
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$396	$46	$118	$259	$(74)	$745

Average Assets	$143,651	$31,625	$14,094	$199,060	$4,798	$393,228

Goodwill (As At)	$118	$1,016	$360	$113	$2	$1,609

	P&C	P&C			Corporate	Total
For the three months ended April 30, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$921	$337	$86	$400	$(409)	$1,335
Non-interest revenue	360	89	381	278	212	1,320

Total Revenue	1,281	426	467	678	(197)	2,655
Provision for credit losses	93	23	2	39	215	372
Amortization	36	23	8	10	44	121
Non-interest expense	656	252	362	409	88	1,767

Income before taxes and non-controlling interest in subsidiaries	496	128	95	220	(544)	395
Income taxes	156	47	23	32	(240)	18
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$340	$81	$72	$188	$(323)	$358

Average Assets	$139,570	$45,460	$10,672	$268,483	$(3,575)	$460,610

Goodwill (As At)	$122	$1,083	$353	$110	$2	$1,670

	P&C	P&C			Corporate	Total
For the six months ended April 30, 2010 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$2,008	$524	$174	$667	$(319)	$3,054
Non-interest revenue	810	161	934	1,024	91	3,020

Total Revenue	2,818	685	1,108	1,691	(228)	6,074
Provision for credit losses	241	62	4	132	143	582
Amortization	65	31	19	20	99	234
Non-interest expense	1,363	446	777	919	(70)	3,435

Income before taxes and non-controlling interest in subsidiaries	1,149	146	308	620	(400)	1,823
Income taxes	350	49	77	147	(239)	384
Non-controlling interest in subsidiaries	–	–	–	–	37	37

Net Income	$799	$97	$231	$473	$(198)	$1,402

Average Assets	$142,480	$32,401	$13,840	$200,322	$4,435	$393,478

Goodwill (As At)	$118	$1,016	$360	$113	$2	$1,609

	P&C	P&C			Corporate	Total
For the six months ended April 30, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$1,844	$680	$178	$813	$(853)	$2,662
Non-interest revenue	698	175	768	462	332	2,435

Total Revenue	2,542	855	946	1,275	(521)	5,097
Provision for credit losses	188	46	3	76	487	800
Amortization	69	43	15	21	88	236
Non-interest expense	1,327	498	749	837	82	3,493

Income before taxes and non-controlling interest in subsidiaries	958	268	179	341	(1,178)	568
Income taxes	303	91	39	38	(524)	(53)
Non-controlling interest in subsidiaries	–	–	–	–	38	38

Net Income	$655	$177	$140	$303	$(692)	$583

Average Assets	$139,779	$47,249	$10,100	$270,724	$(6,026)	$461,826

Goodwill (As At)	$122	$1,083	$353	$110	$2	$1,670

(1) Corporate Services includes Technology and Operations. (2) Operating groups report on a taxable equivalent basis – see Basis of Presentation section.	Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.
47 • BMO Financial Group Second Quarter Report 2010

Our results and average assets, allocated by geographic region, are as follows:
(Canadian $ in millions)

			Other
For the three months ended April 30, 2010	Canada	United States	countries	Total

Net interest income	$1,174	$319	$29	$1,522
Non-interest revenue	1,158	330	39	1,527

Total Revenue	2,332	649	68	3,049
Provision for credit losses	139	123	(13)	249
Amortization	89	29	1	119
Non-interest expense	1,221	449	41	1,711

Income before taxes and non-controlling interest in subsidiaries	883	48	39	970
Income taxes	192	17	(2)	207
Non-controlling interest in subsidiaries	13	5	–	18

Net Income	$678	$26	$41	$745

Average Assets	$258,367	$106,110	$28,751	$393,228

Goodwill (As At)	$442	$1,146	$21	$1,609

			Other
For the three months ended April 30, 2009	Canada	United States	countries	Total

Net interest income	$819	$425	$91	$1,335
Non-interest revenue	1,016	265	39	1,320

Total Revenue	1,835	690	130	2,655
Provision for credit losses	127	245	–	372
Amortization	83	37	1	121
Non-interest expense	1,247	483	37	1,767

Income before taxes and non-controlling interest in subsidiaries	378	(75)	92	395
Income taxes	38	(30)	10	18
Non-controlling interest in subsidiaries	14	5	–	19

Net Income	$326	$(50)	$82	$358

Average Assets	$270,456	$158,681	$31,473	$460,610

Goodwill (As At)	$441	$1,206	$23	$1,670

			Other
For the six months ended April 30, 2010	Canada	United States	countries	Total

Net interest income	$2,323	$666	$65	$3,054
Non-interest revenue	2,234	663	123	3,020

Total Revenue	4,557	1,329	188	6,074
Provision for credit losses	277	313	(8)	582
Amortization	176	56	2	234
Non-interest expense	2,477	874	84	3,435

Income before taxes and non-controlling interest in subsidiaries	1,627	86	110	1,823
Income taxes	360	18	6	384
Non-controlling interest in subsidiaries	27	10	–	37

Net Income	$1,240	$58	$104	$1,402

Average Assets	$257,737	$108,398	$27,343	$393,478

Goodwill (As At)	$442	$1,146	$21	$1,609

			Other
For the six months ended April 30, 2009	Canada	United States	countries	Total

Net interest income	$1,616	$850	$196	$2,662
Non-interest revenue	1,813	632	(10)	2,435

Total Revenue	3,429	1,482	186	5,097
Provision for credit losses	238	562	–	800
Amortization	163	71	2	236
Non-interest expense	2,453	962	78	3,493

Income before taxes and non-controlling interest in subsidiaries	575	(113)	106	568
Income taxes	39	(86)	(6)	(53)
Non-controlling interest in subsidiaries	27	11	–	38

Net Income	$509	$(38)	$112	$583

Average Assets	$272,241	$159,077	$30,508	$461,826

Goodwill (As At)	$441	$1,206	$23	$1,670

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.
BMO Financial Group Second Quarter Report 2010 • 48